03 DEC -3 AM 7:21

November 28, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

03045114

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"KOBE STEEL AND MITSUBISHI MATERIALS TO COMBINE COPPER TUBE BUSINESSES"

Thank you for your assistance in handling it as required.

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

dlw 12/17

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange no. 5406

Mitsubishi Materials Corporation
Tokyo Stock Exchange no. 5711

Kobe Steel and Mitsubishi Materials to combine copper tube businesses

TOKYO, November 28, 2003 – Kobe Steel, Ltd. and Mitsubishi Materials Corporation have agreed to combine their copper tube businesses in Japan and Southeast Asia into a new joint venture on April 1, 2004. Kobe Steel is to have a 55% share, while Mitsubishi Materials will have a 45% share in the new company.

The venture is forecast to have consolidated sales of 34 billion yen and a domestic market share of roughly 35%. With an estimated 30% share in Southeast Asia, the new company will be one of the largest manufacturers of copper tube in the region.

Kobe Steel's Hatano Plant in Kanagawa Prefecture (Japan) and Mitsubishi Materials' Kitamoto Plant in Saitama (Japan) will become part of the new venture. Kobe Steel's Hatano Pipe Center Co., Ltd., also in Kanagawa, will become a 100% owned subsidiary of the new joint venture. Kobe Steel's Kobe Copper (Malaysia) Sdn. Bhd. in Malaysia and Mitsubishi Materials' MMC Copper Tube (Thailand) Co., Ltd. in Thailand will become 100% owned subsidiaries of the new joint venture. Kobe Steel's U.S. tube operation, KobeWieland Copper Products LLC, is not included in the new formation and will remain part of Kobe Steel.

In production scale, marketing, quality, cost competitiveness, technical capabilities, and manufacturing technology, the new joint venture will aim to become one of the leading integrated manufacturers of copper tube in Asia, combining Kobe Steel's metal processing technology and Mitsubishi Materials Group's alloy technology.

Copper tube is one of the major applications of copper in Japan, along with copper strip for leadframes and other electronic applications and copper rod for fittings, valves, and IT equipment. World demand for copper tube totals roughly 1.5 million metric tons per year. In Japan, demand for copper tube is roughly 130,000 metric tons per year, amounting to 15% of Japan's total shipments of all copper products.

In Japan, roughly 90,000 metric tons of copper tube, noted for its high heat conductance and good bendability, are widely used in the heat exchangers of air conditioners, refrigerators and freezers. Of these applications, inner-grooved copper tube is widely used in air conditioners as the inner grooves increase the surface area in the tubes, thus improving the heat exchanging performance. World demand for air conditioners is anticipated to grow 4% per year, and this is anticipated to correspondingly increase the world market for copper tube.

Since 2001, Japanese air conditioner manufacturers have been accelerating the shift of production to Asia. As imports into Japan of complete air conditioners and heat exchangers have been increasing, domestic demand for copper tube has been dropping. In 1991, copper tube demand peaked at 204,000 metric tons in 1991, but decreased to 157,000 metric tons in 2000 and 134,000 metric tons in 2002. With a capacity utilization rate of 70% in fiscal 2002, the industry is faced with substantial overcapacity.

In contrast, the production of air conditioners in Southeast Asia has greatly increased since the last 1980s due to the rise in exports to North America and Europe. Production of 4.4 million units in 1998 grew to 5.6 million units in 2002. With an estimated growth rate of roughly 5% per year, the market for copper tube in the region is anticipated to grow steadily into the medium-term future.

Copper tube for air conditioners is an important product for Kobe Steel. Producing tube with thinner wall thickness and optimum surface shape, as well as prompt response to user needs, Kobe Steel has a proven record of supplying copper tube to domestic air conditioner manufacturers and has over a 20% share. In 1987, Kobe established Kobe Copper (Malaysia) Sdn. Bhd., which backed by Kobe Steel's record in Japan, has been supplying Japanese air conditioner manufacturers in Southeast Asia.

Mitsubishi Materials is an integrated producer with smelting operations and is developing applications in the non-air conditioning field. Mitsubishi has roughly a 13% share of the domestic copper tube market. In addition to copper tube for air conditioners, Mitsubishi supplies tube for construction and hot water supply. In 1997, Mitsubishi established MMC Copper Tube (Thailand) Co., Ltd. in Thailand, the center for the air conditioner market in Southeast Asia. Following large capital investments completed in 2002, operations have been proceeding smoothly.

The copper tube businesses of the two companies complement each other in the air conditioning and non-air conditioning fields, as well as in their domestic and overseas production bases. In response to the shrinking domestic market, growing Southeast Asian market, and potential growth in the Chinese market, this business consolidation is aimed at creating an optimum manufacturing and marketing network for Asia that goes beyond the framework of the two individual companies. The new formation will also take into consideration equipment consolidation and new capital investment.

In Japan, the companies are aiming to build an optimum system that takes into account lower demand in the air conditioning market, including equipment consolidation and the streamlining of duplicate back-office functions. The two companies will also accelerate market development in the non-air conditioning fields. In the Southeast Asian market, with Kobe and Mitsubishi's solid supply record and state-of-the-art equipment, the new joint venture will be well equipped to meet the growing regional demand for copper tube.

Outline of the New Company

Name:	Undecided
Head office:	Undecided
Capital:	About 10 billion yen (consisting of common stock and additional paid-in capital)
Equity share:	Kobe Steel 55%, Mitsubishi Materials 45%
President:	Undecided
Employees:	About 370 in Japan & 680 overseas
Production:	Hadano, Kanagawa; Kitamoto, Saitama (both in Japan)
Products:	* Copper tube for air conditioners (inner-grooved, smooth-bore, and deformed heat exchanger tubes) * Tube for construction and hot water supply (smooth-bore and plastic-insulated tubes) * Other general-use tube

Production:	(In Japan) About 5,000 metric tons per month in fiscal 2007 (Overseas) About 3,000 metric tons per month in fiscal 2007

Outline of Current Group Companies

Kobe Copper (Malaysia) Sdn. Bhd.

Location:	Shah Alam, Malaysia
Established:	October 1987
Capital:	1.1 billion yen (Kobe Steel 70%)
President:	Terumi Kiriyama
Employees:	About 450

Estimated production in fiscal 2003: 800 metric tons per month

MMC Copper Tube (Thailand) Co., Ltd.

Location:	Rayong, Thailand
Established:	November 1996
Capital:	3.4 billion yen (Mitsubishi Materials 100%)
President:	Naokazu Yoshiki
Employees:	About 230

Estimated production in fiscal 2003: 1,700 metric tons per month

Effect on Financial Results

This business consolidation will take place on April 1, 2004. Therefore, it will have no effect on the financial results for the fiscal year ending March 2004.

Media Contacts

Kobe Steel, Ltd.
Gary Tsuchida
Communication Center
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 Japan

Tel (03) 5739-6010
Fax (03) 5739-5971
E-mail www-admin@kobelco.co.jp

Mitsubishi Materials Corporation
Corporate Communications & IR Dept.
Tel (03) 5252-5206
Fax (03)5252-5272
E-mail www-adm@mmc.co.jp